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c:\wp51\jbg\grossman.2nd  October 28, 1994

      SECOND AMENDMENT TO TERM LOAN AND SECURITY AGREEMENT


                  THIS SECOND AMENDMENT TO TERM LOAN AND SECURITY AGREEMENT (this "Amendment") is made as of this 30th day of October, 1994, by and between GROSSMAN'S INC., a Delaware corporation ("Borrower"), and SANWA BUSINESS CREDIT CORPORATION, a Delaware corporation ("Lender").


                                                BACKGROUND


         A. Borrower and Lender are parties to a Term Loan and Security Agreement dated October 15, 1991, as amended by a First Amendment (the
"First Amendment") to Term Loan and Security Agreement dated as of December 14, 1993 (including all exhibits and riders thereto and as supplemented and amended from time to time referred to herein as the "Loan Agreement").

         B. In December, 1993 Borrower closed and ceased to operate its Danvers, Massachusetts store and as a consequence, pursuant to Section 3.8 of the Loan Agreement, Borrower either had to (i) immediately prepay the outstanding principal balance of the Term Note plus all accrued interest or
(ii) subject to the approval of Lender, substitute as Collateral another of its properties having a minimum appraised value equal to at least Four Million Seven Hundred Fifty Thousand and No/100 Dollars ($4,750,000.00). Borrower was unable to substitute suitable Collateral or prepay the outstanding balance of this Note.

         C. At the request of Borrower, pursuant to the terms of the First Amendment, Lender agreed to waive the requirement that Borrower immediately prepay the outstanding principal balance of the Note and agreed to waive certain defaults that were created by the Danvers closing and certain other store closings.

         D. The maturity date of the Term Note was reset to October 31, 1994 pursuant to the First Amendment and the Note Modification Agreement executed by Borrower and delivered to Lender pursuant to such First Amendment. Borrower has advised Lender that it is unable to pay the Term Loan in full on the October 31, 1994 maturity date and has requested Lender to extend the maturity date.

         E. Lender has considered Borrower's request and is amenable to such request provided that Borrower executes this Amendment and complies with all of the terms and conditions contained therein.

         NOW, THEREFORE, in consideration of the premises set forth above and the mutual covenants and promises contained in this Amendment, Borrower and Lender agree as follows:

         1. Amendment to Loan Agreement. Effective as of the date hereof and subject to the conditions set forth in Paragraph 4, Lender and Borrower agree to amend the Loan Agreement as follows:

         (a) Section 1.1 Terms Defined. Clause (g) of Section 1.1 of the Loan Agreement containing the definition of the term "Restricted Investment" is amended to read as follows:
                          "(g)     investments as of the date hereof by the
                  Borrower in any of its Subsidiaries existing on the date hereof and additional investments therein not to exceed $7,500,000 in the aggregate;"


         (b)      Section 2.2 Repayment of Term Loan; Interest Payments.
Section 2.2(a) of the Loan Agreement is amended in full to read as follows:


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                  "(a)    Payments of principal and inter
         shall be made in installments as follows:

                  (i) An installment of principal only in the amount of One Million Dollars ($1,000,000.00) payable on October 31, 1994;

                  (ii) An installment of Ninety Three Thousand Seven Hundred and Fifty and No/100 Dollars ($93,750.00) plus interest on the principal balance of the Term Loan then remaining unpaid, calculated at the Original Interest Rate as set forth in
                  Section 2.4 below, payable on January 15, 1995; and

                  (iii) A final installment in an amount equal to the sum of the then outstanding principal amount of the Term Loan and all accrued and unpaid interest thereon calculated at the Original Interest Rate, payable on or before January 31, 1995, or if earlier, on the date Borrower has the right to receive the proceeds from the sale of its Danvers, Massachusetts store or the date Borrower closes or ceases to occupy one or both of the other Collateral Locations.

         (c) Section 2.3 Prepayments. No Prepayment Fee shall be due and payable pursuant to Section 2.3 of the Loan Agreement if payment of the Term Loan is made as provided in Section 2.2 of the Loan Agreement, as amended.

         Article 7 Financial Covenants. Article 7 of the Loan Agreement is amended in full to read as follows:

                  "Borrower covenants and agrees that as at the end of each month after the date hereof (as provided below) and so long as any of the Obligations of Borrower to Lender under this Agreement exist or this Agreement remains in effect, unless otherwise consented to by Lender in writing:

         7.1 Minimum Interest Coverage. The Borrower shall not permit the ratio (the "Interest Coverage Ratio) of (a) Adjusted Net Earnings from Operations for any period specified below plus interest expense of the Borrower and its Subsidiaries for such period and provision for income taxes of the Borrower and its Subsidiaries for such period plus depreciation and amortization expense of the Borrower and its Subsidiaries for such period to (b) interest expense of the Borrower and its Subsidiaries for such period to be less than the ration set forth opposite any such period:

                  Period                                              Ratio
Fourth fiscal quarter of 1994 Fiscal Year                             2.2/1

         7.2 Adjusted Tangible Net Worth. The Borrower shall not permit Adjusted Tangible Net Worth to be less than the following amount on the date indicated below or at any time during the following period:

                  Period or Date                                       Amount
Fourth fiscal quarter of 1994 Fiscal Year
(other than the last day of such quarter)                           $88,200,000

Last day of fourth fiscal
quarter of 1994 Fiscal Year and thereafter                          $87,100,000


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         2.       Fees.

         (a) The "Accelerating Charge" as defined and provided for in Paragraph 2(b) of the First Amendment shall be fixed at $15,000.00 per month, for each month that the Term Loan remains unpaid, payable on the 15th day of each month it is due, with the next $15,000.00 Accelerating Charge payment due on November 15, 1994.

         (b) Borrower agrees to pay all fees and expenses of Lender in connection with the preparation of this Amendment and all other documents related thereto, including without limitation all attorneys' fees and expenses (including any title or search fees and recordation taxes) incurred in connection with the negotiation and preparation of this Amendment and all other documents related thereto.

         3. Appraisals. Pursuant to Section 3.6 of the Loan Agreement, after the occurrence of an Event of Default, Borrower shall, at the request of Lender, provide Lender at Borrower's expense with appraisals or updates thereof of any or all of the Collateral from an appraiser reasonably satisfactory to the Lender. Lender did not require Borrower to provide Lender with appraisals prior to granting certain waivers to Borrower in connection with the First Amendment; provided, however, Borrower agrees that Lender may require Borrower to provide Lender with appraisals pursuant to
Section 3.6 of the Loan Agreement at any time after the occurrence of an Event of Default or before agreeing to (i) any waiver of any covenant or agreement contained in the Loan Agreement or (ii) the extension of a maturity date of the Term Note, either of which will be in Lender's sole discretion.

         4. Effectiveness of Amendment. This Amendment shall become effective and be deemed effective as of the date hereof provided that on or before such date, Lender shall have received (a)(i) three (3) copies of this Amendment executed by Borrower, (ii) one (1) copy of the Second Note Modification Agreement executed by Borrower in the form attached to this Amendment as Exhibit A, and (iii) a Certificate of the Secretary of Borrower certifying Resolutions adopted by the Executive Committee of the Board of Directors of Borrower authorizing the transactions and documentation and documents entered into in connection with this Amendment.

         5. To induce Lender to amend the Loan Agreement, Borrower represents and warrants to Lender that:

         (a) Compliance with Loan Agreement. On the date hereof, Borrower is in compliance with all of the terms and provisions set forth in the Loan Agreement (as modified by this Amendment) and no Event of Default specified in Section 10.1 of the Loan Agreement, nor any event which, upon notice or lapse of time or both, would constitute such an Event of Default, has occurred.

         (b) Representations and Warranties. On the date hereof, the representations and warranties set forth in Article 4 of the Loan Agreement (as modified by this Amendment) are true and correct with the same effect as though such representations and warranties had been made on the date hereof, except to the extent that such representations and warranties expressly relate to an earlier date.

         (c) Corporate Authority of Borrower. Borrower has the full power and authority to enter into this Amendment, to make the borrowings under the Loan Agreement as amended by this Amendment, and to incur and perform the obligations provided for under the Loan Agreement and this Amendment, all of which have been duly authorized by all proper and necessary corporate action. No consent or approval of shareholders or of any public authority


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or regulatory body is required as a condition to the validity or enforceability of this Amendment.

         (d) Amendment as Binding Agreement. This Amendment constitutes the valid and legally binding obligations of Borrower, fully enforceable against Borrower in accordance with its terms.

         (e) No Conflicting Agreements. The execution and performance by Borrower of this Amendment and the borrowings by Borrower under the Loan Agreement, as amended, will not (i) violate any provision of law, any order of any court or other agency of government, or the Charter or By-Laws of Borrower, or (ii) violate any indenture, contract, agreement or other instrument to which Borrower is a party, or by which its property is bound, or be in conflict with, result in a breach of or constitute (with due notice and/or lapse of time) a default under, any such indenture, contract, agreement or other instrument or result in the creation or imposition of any lien, charge or encumbrance of any nature whatsoever upon any of the property or assets of Borrower.

         6.       Effect Upon Loan Agreement.

                  (a)     Except as specifically set forth in Paragraph 1,
(i) the Loan Agreement shall remain in full force and effect and is hereby ratified and confirmed; (ii) the rights and obligations of the parties set forth in the Loan Agreement and the Term Note remain unchanged; and (iii) the execution, delivery and performance of this Amendment shall not operate as a waiver of any right, power or remedy of the Lender under the Loan Agreement, and shall not constitute a waiver of any provision of the Loan Agreement.

         (b) Borrower and Lender hereby agree that this Amendment shall not be construed as an agreement to substitute a new obligation or to extinguish the obligations under the Loan Agreement and shall not constitute a novation of the obligations of Borrower under the Loan Agreement or the Term Note.

         7. Capitalized Terms. The capitalized terms used in this Amendment shall have the same meanings ascribed to them in the Loan Agreement unless otherwise defined herein.

         8. Governing Law. This Amendment has been delivered and shall be deemed to have been made at Chicago, Illinois and shall be interpreted, and the rights and liabilities of the parties hereto determined, in accordance with the internal laws (as opposed to the conflicts of law provisions) of the State of Illinois.

         9. Section Titles. The section title contained in this Amendment are and shall be without substance, meaning or content of any kind whatsoever and are not a part of the agreement between the parties.

         10. Counterparts. This Amendment may be executed in any number of counterparts, each of which, when so executed and delivered, shall be an original, but such counterparts shall together constitute but one and the same Amendment.

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         IN WITNESS WHEREOF, the parties to this Agreement, have executed it as of the day and year set forth above.

                                       BORROWER:

                                       GROSSMAN'S INC.

                                        By:_______________________________
                                            Arthur S. Ryan, Vice President


                                        LENDER:

                                        SANWA BUSINESS CREDIT CORPORATION

                                        By:_______________________________
                                            Peter Skavla, Vice President